Exhibit 2

Contents

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS	3
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
CONSOLIDATED INCOME STATEMENTS	9
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	10
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	11
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	12
CONSOLIDATED STATEMENTS OF CASH FLOW	13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	14
1. Description of business and nature of operations	14
2. Significant accounting policies	14
3. Critical judgments and estimation uncertainties	26
4. Future changes in accounting policies	29
5. Expenses	30
6. Trade and other receivables	31
7. Trade and other payables	31
8. Inventories	32
9. Mining interests	33
10. Impairment	35
11. Long-term debt	38
12. Gold stream obligation	41
13. Derivative instruments	42
14. Share capital	46
15. Income and mining taxes	51
16. Reclamation and closure cost obligations	54
17. Supplemental cash flow information	56
18. Segmented information	57
19. Capital risk management	60
20. Financial risk management	61
21. Fair value measurement	66
22. Provisions	69
23. Operating leases	69

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24. Compensation of directors and other key management personnel	70
25. Contractual commitments	70
26. Subsequent event	70

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Hannes Portmann	(Signed) Brian Penny

Hannes Portmann	Brian Penny
President and	Executive Vice-President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 15, 2017

3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2016. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2016.

(Signed) Hannes Portmann	(Signed) Brian Penny

Hannes Portmann	Brian Penny
President and	Executive Vice-President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 15, 2017

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2017 expressed an unmodified/unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

February 15, 2017

Toronto, Canada

6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 15, 2017 expressed an unmodified/unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

February 15, 2017

Toronto, Canada

8

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31
(in millions of U.S. dollars, except per share amounts)	Note	2016	2015
Revenue		683.8	712.9
Operating expenses	5	365.8	419.6
Depreciation and depletion		255.4	240.7
Revenue less cost of goods sold		62.6	52.6

Corporate administration		22.9	20.4
Provision for office consolidation		-	3.0
Share-based payment expenses	14	8.3	7.3
Asset impairment	10	6.4	20.1
Exploration and business development		10.1	6.5
Earnings (loss) from operations		14.9	(4.7)

Finance income	5	1.4	1.4
Finance costs	5	(10.5)	(38.5)
Other losses	5	(3.8)	(266.5)
Income (loss) before taxes		2.0	(308.3)
Income tax recovery	15	0.7	106.9
Net earnings (loss)		2.7	(201.4)
Earnings (loss) per share
Basic	14	0.01	(0.40)
Diluted	14	0.01	(0.40)
Weighted average number of shares outstanding (in millions)
Basic	14	511.8	509.0
Diluted	14	513.8	509.0

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
(in millions of U.S. dollars)	Note	2016	2015
Net earnings (loss)		2.7	(201.4)
Other comprehensive loss(1)
Unrealized foreign exchange gain (loss) on cash and cash equivalents designated as hedging instruments	13	4.9	(12.3)
Reclassification of realized foreign exchange loss on cash and cash equivalents designated as hedging instruments	13	3.2	4.2
Unrealized gain (loss) on mark-to-market of diesel swap contracts	13	1.2	(4.5)
Reclassification of realized loss on settlement of diesel swap contracts	13	2.5	0.9
(Loss) gain on revaluation of gold stream obligation	12	(67.8)	21.2
Deferred income tax related to derivative instruments		20.4	(5.4)
Total other comprehensive (loss) income		(35.6)	4.1
Total comprehensive loss		(32.9)	(197.2)
1.	All items recorded in other comprehensive income (“OCI”) will be reclassified in subsequent periods to net earnings or mining interest, as appropriate.

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31
(in millions of U.S. dollars)	Note	2016	2015
Assets
Current assets
Cash and cash equivalents		185.9	335.5
Trade and other receivables	6	37.1	109.0
Inventories	8	150.0	145.9
Current income tax receivable		12.5	19.2
Derivative assets	13	18.0	-
Prepaid expenses and other		6.1	5.0
Total current assets		409.6	614.6
Non-current inventories	8	103.3	115.4
Mining interests	9	3,206.7	2,803.2
Deferred tax assets	15	224.9	138.9
Other		3.5	3.4
Total assets		3,948.0	3,675.5
Liabilities and equity
Current liabilities
Trade and other payables	7	169.2	141.1
Current income tax payable		6.2	6.2
Total current liabilities		175.4	147.3
Reclamation and closure cost obligations	16	81.0	67.5
Provisions	22	12.0	9.2
Gold stream obligation	12	246.5	147.6
Derivative liabilities	13	-	2.1
Long-term debt	11	889.5	787.6
Deferred tax liabilities	15	460.5	414.4
Other		0.2	0.2
Total liabilities		1,865.1	1,575.9
Equity
Common shares	14	2,859.0	2,841.0
Contributed surplus		100.5	102.3
Other reserves		(33.0)	2.6
Deficit		(843.6)	(846.3)
Total equity		2,082.9	2,099.6
Total liabilities and equity		3,948.0	3,675.5

See accompanying notes to the consolidated financial statements.

Approved and authorized by the Board of Directors on February 15, 2017

“ Ian Pearce”	“Kay Priestly”
Ian Pearce, Director	Kay Priestly, Director

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31
(in millions of U.S. dollars)	Note	2016	2015
Common shares
Balance, beginning of year		2,841.0	2,820.9
Acquisition of Bayfield Ventures Corp.	14	-	16.8
Shares issued for exercise of options and land purchases	14	17.6	3.3
Shares issued for exercise of warrants	14	0.4	-
Balance, end of year		2,859.0	2,841.0
Contributed surplus
Balance, beginning of year		102.3	96.7
Exercise of options and settlement of performance share units		(6.9)	(0.9)
Equity settled share-based payments		5.4	7.3
Reclassification of share-based payments(1)		(0.3)	(0.8)
Balance, end of year		100.5	102.3
Other reserves
Balance, beginning of year		2.6	(1.5)
Change in fair value of hedging instruments (net of tax recovery)	13	10.3	(10.2)
Loss on revaluation of gold stream obligation (net of tax recovery)		(45.9)	14.3
Balance, end of year		(33.0)	2.6
deficit
Balance, beginning of year		(846.3)	(644.9)
Net Earnings (loss)		2.7	(201.4)
Balance, end of year		(843.6)	(846.3)
Total equity		2,082.9	2,099.6
1.	On October 28, 2015, the Board passed a resolution indicating that half of the outstanding PSU units from the 2013 grant will be settled in cash, whereas the other half will be settled in equity. On November 22, 2016, the Board passed a resolution indicating that 55% of the outstanding PSU units from the 2014 grant will be settled in cash, whereas the remainder will be settled in equity.

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended December 31
(in millions of U.S. dollars)	Note	2016	2015
Operating activities
Net earnings (loss)		2.7	(201.4)
Adjustments for:
Foreign exchange (gains) losses	5	(11.7)	98.2
Reclamation and closure costs paid	16	(2.5)	(0.5)
Impairment of assets and inventory write down	8,10	30.9	31.5
Loss on disposal of El Morro		-	180.3
Depreciation and depletion		255.6	241.4
Other non-cash adjustments	17	(6.7)	(5.3)
Income tax recovery	15	(0.7)	(106.9)
Finance income	5	(1.4)	(1.4)
Finance costs	5	10.5	38.5
Unrealized loss (gain) on gold stream liability	12	31.1	(6.2)
Financial instrument transaction costs		-	2.4
		307.8	270.6
Change in non-cash operating working capital	17	(19.6)	(13.8)
Income taxes (paid) refunded		(6.0)	5.8
Cash generated from operations		282.2	262.6
Investing activities
Mining interests		(567.0)	(389.5)
Proceeds from the sale of assets		1.4	1.2
Proceeds from disposal of El Morro		-	87.6
Tax on proceeds from disposal of El Morro		(0.9)	(25.2)
Interest received		1.4	1.4
Gold price option contract and other investment costs		(3.5)	-
Cash used by investing activities		(568.6)	(324.5)
Financing activities
Proceeds received from exercise of options and warrants	14	9.7	0.4
Gold stream agreement cash flow	12	75.0	100.0
Drawdown of Revolving Credit Facility	11	100.0	-
Financing initiation costs		(1.0)	(2.4)
Interest paid		(55.3)	(52.3)
Cash generated from financing activities		128.4	45.7
Effect of exchange rate changes on cash and cash equivalents		8.4	(18.8)
Change in cash and cash equivalents		(149.6)	(35.0)
Cash and cash equivalents, beginning of year		335.5	370.5
Cash and cash equivalents, end of year		185.9	335.5
Cash and cash equivalents are comprised of:
Cash		135.7	229.7
Short-term money market instruments		50.2	105.8
		185.9	335.5

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In February 2017, the Company announced that it had entered into an agreement to sell its 4% stream on future gold production from the El Morro property located in Chile (“El Morro”) to Goldcorp Inc. for $65 million cash. El Morro forms part of Goldcorp Inc. and Teck Resources Limited’s NuevaUnión project (formerly Project Corridor).

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. Significant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as “IFRS”.

These consolidated financial statements were approved by the Board of Directors of the Company on February 15, 2017.

(b) Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for those assets and liabilities that are measured at fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of consolidation

Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary.

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but not control and that is not a Subsidiary (“Associates”). Significant influence is normally presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The Company’s share of net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method.

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The principal Subsidiaries of the Company are as follows:

Name of subsidiary/associate	Principal activity	Method of accounting	Country of incorporation and operation	Interest as at December 31, 2016	Interest as at December 31, 2015
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd.	Mining	Consolidated	Australia	100%	100%
Western Mesquite Mines Inc.	Mining	Consolidated	USA	100%	100%

(d) Business combinations and asset acquisitions

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the company and its shareholders in the form of improved earnings, lower costs or other economic benefits.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets. When the transactions do not qualify as a business combination under IFRS 3, Business Combinations, as the significant inputs and processes that constitute a business are not identified. The purchase consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition. Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are capitalized as part of the asset acquisition.

(e) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s. In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

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(f) Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form. At operations where ore extracted contains significant amount of metals other than gold, primarily copper or silver, cost is allocated between the joint products on a pro rata basis.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal (silver) contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of weighted average cost and net realizable value.

(g) Mining interests

Mining interests includes mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties

The costs associated with mining properties are separately allocated to mineral reserves and mineral resources, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.

The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves assigned through acquisition. The mineral resource value represents the property interests that are believed to potentially contain economic mineralized material such as measured, indicated, and inferred mineral resources with

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insufficient drill spacing to qualify as proven and probable mineral reserves, and inferred mineral resources in close proximity to proven and probable mineral reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) Greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of mineral resources or exploration potential into mineral reserves.

The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the consolidated income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimated recoverable proven and probable mineral reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determined that a property is not economically recoverable the capitalized costs are written off.

The costs associated with the acquisition of land holdings are included within mining interest and are not depleted.

Exploration and evaluation

Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Gold stream asset

Agreements for which settlement is called for in gold, the amount of which is based on production at the counterparty mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any. Depletion will be recognized based on production of the related mine. The cost of the asset is comprised of its purchase price and any closing costs directly attributable to acquiring the asset and is included in mining interest. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset, if any.

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Property, plant and equipment

Plant and equipment consists of buildings and fixtures, and surface and underground fixed and mobile equipment.

Depreciation and depletion rates of major categories of asset costs

Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable reserves, to which they relate. Management reviews the estimated total recoverable ounces contained in depletable reserves at each financial year end, and when events and circumnstances indicate that such a review should be made. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Asset class	Estimated useful life (years)
Building	15 – 17
Plant and machinery	3 – 17
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 – 5

Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Commencement of commercial production

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	Reasonable period of testing the mine plant and equipment has been completed;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been achieved.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Stripping costs in surface mining

As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs

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are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the Statement of Financial Position as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been approved as a result of the stripping activity.

Derecognition

Upon sale or abandonment, the cost of the asset, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(h) Impairment of long-lived assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, and certain deferred tax balances. Impairment losses are recognized as expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

(i) Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with

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such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs These costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The costs are discounted to net present value using the risk free rate applicable to the future cash outflows. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are included in inventory or capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j) Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax

The tax currently payable is based on taxable earnings for the year. Taxable earnings differ from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the Statement of Financial Position date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the Statement of Financial Position date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries and Associates except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each Statement of Financial Position date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

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Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the consolidated income statement.

Current and deferred tax for the year

Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(k) Foreign currency translation

The individual financial statements of each Subsidiary are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•	Mining interest and equity method investments using historical exchange rates;
•	Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings;
•	Deferred tax assets and liabilities using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings;
•	Other assets and liabilities using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings; and

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•	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

(l) Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options and share purchase warrants (“Warrants”) with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

(m) Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Revenue is recognized based on the estimated fair value of the total consideration receivable. Adjustments to revenue for metal prices and other adjustments are recorded at each period end and on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n) Share-based payments

The Company maintains a Restricted Share Unit (“RSU”) plan, a Performance Share Unit (“PSU”) plan and a stock option plan for employees as well as a Deferred Share Unit (“DSU”) plan for directors.

Cash-settled transactions which include RSUs, DSUs and the cash settled portion of the PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings or capitalized to the Company’s development projects as appropriate. The fair value of RSUs and PSUs determined at the grant date is recognized over the vesting period in accordance with the vesting terms and conditions. The Company values the liabilities based on the Company’s share price and in addition for PSUs, the correlation between the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value. The non-current portion of RSU, DSU and PSU liabilities are included in provisions on the consolidated statement of financial position.

Equity-settled transactions which include the equity settled portion of the PSUs and the stock option plan are measured by reference to the fair value of the awards that are expected to vest at the grant date. Fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Fair value for the equity settled portion of the PSUs is determined using a Monte Carlo options pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the correlation between the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value. The Company

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believes these models adequately capture the substantive features of the option awards and PSUs, and are appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o) Financial assets

Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets. The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics.

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day.

The Company has categorized its financial assets in accordance with International Financial Reporting Standard 9 (2013), Financial Instruments (“IFRS 9”) into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss

Includes equity investments, gold option contracts, gold and copper swap contracts, copper forward contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these contracts as fair value through profit or loss (“FVTPL”).

Loans and receivables at amortized cost	Includes cash and cash equivalents, and trade receivables at amortized cost.

(p) Financial liabilities

Financial liabilities are accounted for as amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss	Includes provisions related to the RSU plans, DSU plans and the cash settled portion of the PSU plans, share purchase warrants, and gold stream obligation.
Financial liabilities at amortized cost	Includes trade and other payables and long-term debt.

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(q) Derivative instruments, including hedge accounting

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Hedge accounting

Gains and losses for the effective portion of hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net earnings or mineral interest, as appropriate in the period when the hedged item is recognized in net earnings in the same line of the consolidated income statement.

The Company holds diesel fuel swap contracts and previously held Canadian dollars and designated this cash to fund the construction of the Rainy River project. The Company has designated these instruments as a cash-flow hedge under IFRS 9. The impact of applying hedge accounting is disclosed in Note 13.

Gold Stream Obligation

The Company has a gold stream agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). In accordance with IFRS 9, management has determined that based on the terms of the agreement, the Company assumes the risks associated with the timing and amount of ounces of gold and silver delivered. As this obligation met the definition of a derivative, the Company has classified the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value. Transaction costs directly attributable to the gold stream obligation are expensed through profit and loss as incurred.

Fair value of the gold stream obligation on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk will be recorded in the Consolidated Statement of Comprehensive Loss. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change in the risk-free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in future metal prices

Provisional pricing

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to revenue.

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Gold option contracts

In order to increase cash flow certainty, the Company holds gold option contracts, purchasing put options and selling call options. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses.

Gold and Copper swaps

In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative gold and copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these gold and copper swap agreements are marked to market based on corresponding forward gold and copper prices. The marking to market of gold and copper swap agreements is recorded as an adjustment to revenue.

Copper forward contracts

In order to increase cash flow certainty, the Company holds copper swap contracts at a fixed price, settling against the London Metals Exchange (“LME”) monthly average price. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. Gains and losses in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

Share purchase warrants

The Company’s warrants with Canadian dollar exercise prices are classified as derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in net earnings for the period.

(r) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired if they are determined to be uncollectible.

(s) Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

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3. Critical judgments and estimation uncertainties

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(a) Critical judgments in the application of accounting policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment has been completed;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been achieved.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s Subsidiaries and Associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater project, Rainy River project, and New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

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(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, per ounce multiples, unfavourable changes to the legal environment in which the entity operates, significant adverse change to LOM plans and the factors which lead to the carrying amount of the Company’s net assets exceeding its market capitalization. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

As at December 31, 2016 indicators of impairment existed for the Rainy River project as the Company announced a slower than planned ramp up in mining rates resulting in a revised capital cost estimate and a three-month delay in commercial production relative to the Company’s original target. Indicators of impairment also existed for the Company’s 3% NSR royalty on the production of the Rio Figueroa property which is classified as an exploration and evaluation asset. The Company acquired this asset in 2014 in exchange for its 30% holding of the property. During the fourth quarter of 2016 and as part of its LOM update process the Company considered the status of the project. There has been a lack of activity at the project since acquisition and the project is not currently included in the growth pipeline of its operator. This is in contrast with the Company’s other royalty and stream assets where the projects have continued to advance. The Company has identified the revised capital cost and three-month delay at the Rainy River project and the lack of activity on the Rio Figueroa project as indicators of impairment. The results of the assessments, including the significant estimates and assumptions used, are set out in Note 10.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

(vi) Determination of purchase price allocation

Business combinations require the Company to determine the fair values of identifiable asset and liability and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of mineral reserves and resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

(vii) Classification of Gold Stream Instruments

The Company holds gold stream agreements with counterparties for the purchase and delivery of gold and silver. Management has assessed these gold stream agreements under the scope of IFRS 9, Financial Instruments as to whether or not the agreements constitute a financial instrument. Management has determined that gold stream instruments which are settled net in cash fall under the scope of IFRS 9 and are to be classified as a financial instrument at FVTPL. Gold stream instruments which do not fall under the scope of IFRS 9 are recognized in accordance with the applicable IFRS.

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(b) Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation

Management values inventory at the weighted average production costs or net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves and resources

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

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(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

4. Future changes in accounting policies

Revenue

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements however, as mining at its Cerro San Pedro Mine ceased during 2016, the Company no longer holds significant operating leases on mining equipment and therefore the adoption of IFRS 16 is not expected to have a significant impact on the Company's consolidated financial statements.

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5. Expenses

(a) Operating expenses by nature

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Operating expenses by nature
Raw materials and consumables	149.2	183.0
Salaries and employee benefits	123.4	129.8
Repairs and maintenance	28.8	30.5
Contractors	47.3	48.9
Royalties	11.7	12.4
Operating leases	9.0	34.0
Drilling and analytical	2.9	7.3
General and administrative	18.9	22.4
Other	5.1	3.4
Total production expenses	396.3	471.7
Less: Production expenses capitalized	(42.1)	(54.4)
Less: Change in inventories and work-in-progress	11.6	2.3
Total operating expenses	365.8	419.6

(b) Finance costs and income

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Finance costs
Interest on senior unsecured notes	54.0	54.0
Interest on Credit Facility	0.6	-
Other interest(1)	-	3.5
Accretion expense on decommissioning obligations (Note 16)	1.7	1.2
Other finance costs	3.6	3.4
	59.9	62.1
Less: amounts included in cost of qualifying assets	(49.4)	(23.6)
Total finance costs	10.5	38.5
Finance income
Interest income	1.4	1.4

1.	Other interest relates to The Company’s 30% interest in El Morro which the Company sold on November 24, 2015.

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(c)  Other (losses) gains

		Year ended December 31
(in millions of U.S. dollars)	Note	2016	2015
Other (losses) GAINS
Unrealized gains on share purchase warrants(1)		0.2	14.2
Gain (loss) on foreign exchange		11.7	(98.2)
Loss on disposal of El Morro(2)		-	(180.3)
Other loss on disposal of assets		-	(4.8)
Gain (loss) on revaluation of AFS securities		0.5	(0.2)
Financial instrument transaction costs		-	(2.4)
Unrealized (loss) gains on revaluation of gold stream obligation	12	(31.1)	6.2
Gain (loss) on revaluation of other derivatives		14.5	-
Company's share of the net loss of El Morro		-	(0.8)
Other		0.4	(0.2)
Total other losses		(3.8)	(266.5)
1.	At December 31, 2016, the fair value of the Warrants was $1.3 million (2015 – $1.5 million). For the year ended December 31, 2016, the change in fair value resulted in a gain of $0.2 million (2015 – fair value gain of $14.2 million and foreign exchange gain of $1.8 million).
2.	During 2015 the Company disposed of its interest in the El Morro project in exchange for cash and a 4% stream on gold production from the property. The Company recorded a loss on disposal of $180.3 million before tax with an offsetting tax recovery of $81.5 million.

6. Trade and other receivables

	As at December 31
(in millions of U.S. dollars)	2016	2015
Trade and other receivables
Trade receivables	27.4	7.5
Sales tax receivable	11.8	22.2
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 13)	(4.5)	3.5
Gold stream funds receivable	-	75.0
Other	2.4	0.8
Total trade and other receivables	37.1	109.0

7. Trade and other payables

	As at December 31
(in millions of U.S. dollars)	2016	2015
Trade and other payables
Trade payables	32.0	30.2
Interest payable	8.6	8.3
Accruals	125.4	95.3
Current portion of reclamation and closure cost obligations (Note 16)	0.9	1.3
Provision for office consolidation	1.0	3.0
Derivative liabilities	1.3	3.0
Total trade and other payables	169.2	141.1

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8. Inventories

	As at December 31
(in millions of U.S. dollars)	2016	2015
Inventories
Heap leach ore	185.9	191.6
Work-in-process	8.7	12.4
Finished goods(1)	11.1	11.2
Stockpile ore	6.7	2.7
Supplies	40.9	43.4
	253.3	261.3
Less: non-current inventories(2)	(103.3)	(115.4)
Total current inventories	150.0	145.9
1.	The amount of inventories recognized in operating expenses for the year ended December 31, 2016 was $342.8 million (2015 – $396.2 million).
2.	Heap leach inventories of $103.3 million (December 31, 2015 – $115.4 million) are expected to be recovered after one year.

During the year ended December 31, 2016 the Company wrote down $26.6 million of inventory at Cerro San Pedro of which $24.0 million was included in operating expenses and $2.6 million was included in depreciation and depletion (2015 – $11.4 million in operating expenses and $1.1 million in depreciation and depletion) as a result of a recoverability analysis performed at the reporting date. During its annual update of its LOM plan, the Company estimated that the long-term recoverable silver ounces on the pad at Cerro San Pedro were reduced by 5.1 million ounces.

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9. Mining interests

	Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2014	1,425.3	1,360.9	749.4	129.5	7.5	3,672.6
Additions	51.7	56.7	116.3	262.8	-	487.5
Acquisition of Bayfield	-	19.7	-	-	-	19.7
Disposal of El Morro	-	(440.7)	-	-	-	(440.7)
Disposals of other assets	(0.3)	(3.1)	(25.7)	-	-	(29.1)
Impairments	(31.8)	(4.6)	-	-	-	(36.4)
Government grants	-	-	-	(16.4)	-	(16.4)
Acquisition of gold stream asset	-	32.0	-	-	-	32.0
Transfers	14.6	-	35.8	(50.4)	-	-
As at December 31, 2015	1,459.5	1,020.9	875.8	325.5	7.5	3,689.2
Additions	57.0	90.2	32.6	509.9	-	689.7
Disposals	-	-	(13.6)	-	-	(13.6)
Impairment	-	-	-	-	(6.4)	(6.4)
Transfers	23.7	6.0	64.3	(94.0)	-	-
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Accumulated depreciation
As at December 31, 2014	376.8	-	287.1	-	-	663.9
Depreciation for the year	181.6	-	79.9	-	-	261.5
Disposals	(0.3)	-	(22.8)	-	-	(23.1)
Impairments	(16.3)	-	-	-	-	(16.3)
As at December 31, 2015	541.8	-	344.2	-	-	886.0
Depreciation for the year	177.7	-	100.7	-	-	278.4
Disposals	-	-	(12.2)	-	-	(12.2)
As at December 31, 2016	719.5	-	432.7	-	-	1,152.2
carrying amount
As at December 31, 2015	917.7	1,020.9	531.6	325.5	7.5	2,803.2
As at December 31, 2016	820.7	1,117.1	526.4	741.4	1.1	3,206.7

The Company capitalized interest of $49.4 million for the year ended December 31, 2016 (2015 –$23.6 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.70% (2015 – 6.74%).

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Carrying amount by property as at December 31, 2016:

	As at December 31, 2016
	Mining Properties
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	589.8	20.0	247.1	5.2	862.1
Mesquite	170.3	-	98.2	3.1	271.6
Peak Mines	58.6	9.8	52.5	0.3	121.2
Cerro San Pedro	2.0	-	-	-	2.0
Rainy River	-	531.0	109.6	732.8	1,373.4
Blackwater	-	524.3	15.2	-	539.5
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	1.1	3.8	-	4.9
Carrying amount as at December 31, 2016	820.7	1,118.2	526.4	741.4	3,206.7
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2015:

	As at December 31, 2015
	Mining Properties
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	653.2	7.6	274.8	22.5	958.1
Mesquite	167.9	-	106.1	9.7	283.7
Peak Mines	95.4	13.0	69.8	4.3	182.5
Cerro San Pedro	1.2	-	-	-	1.2
Rainy River	-	455.7	58.7	289.1	803.5
Blackwater	-	512.5	15.8	-	528.3
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	7.5	6.4	-	13.9
Carrying amount as at December 31, 2015	917.7	1,028.3	531.6	325.6	2,803.2
1.	Other includes corporate balances and exploration properties.

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10. Impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset is estimated when an indication of impairment exists. Indicators of impairment existed at the Rainy River CGU and for the Company’s 3% NSR royalty on the production of the Rio Figueroa property (“Rio Figueroa NSR”), which is classified as an exploration and evaluation asset.

In January 2017 the Company announced a slower than planned ramp up in mining rates for the Rainy River project resulting in a revised capital cost estimate and a three-month delay in commercial production relative to the Company’s original target. The Company acquired the Rio Figueroa NSR in 2014 in exchange for its 30% holding of the property. During the fourth quarter of 2016 and as part of its LOM update process the Company considered the status of the project. There has been a lack of activity at the project since acquisition and the project is not currently included in the growth pipeline of its operator. This is in contrast with the Company’s other royalty and stream assets where the projects have continued to advance. The Company has identified the revised capital cost and three-month delay at the Rainy River project and the lack of activity on the Rio Figueroa project as indicators of impairment.

In the prior year indicators of impairment existed at the Peak Mines CGU and the Rainy River CGU. During the fourth quarter of 2015, the Company updated its mineral reserves and mineral resource estimates and updated the LOM plan for its Peak Mines CGU, which decreased the expected production profile. At December 31, 2015, the carrying amount of the Company’s net assets exceeded its market capitalization. Management had determined that the Company’s ongoing construction of the Rainy River development project was a significant factor in the decrease in the Company’s market capitalization. The Company identified the decreased production profile of Peak Mines, along with the decrease in the Company’s market capitalization as a result of the ongoing construction of Rainy River as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs at December 31, 2015.

For the year ended December 31, 2016, the Company recorded an impairment charge of $6.4 million within income from operations, as noted below:

Year ended December 31, 2016
(in millions of U.S. dollars)	Rio Figueroa NSR
Impairment charge included within income from operations
Exploration and evaluation assets	6.4

For the year ended December 31, 2015, the Company recorded after-tax impairment charges of $14.1 million within income from operations, as noted below:

Year ended December 31, 2015
(in millions of U.S. dollars)	Peak Mines
Impairment charge included within income from operations
Peak Mines depletable mining properties	4.6
Peak Mines non-depletable mining properties	15.5
Total impairment charge before tax	20.1
Tax recovery	(6.0)
Total impairment charge after tax	14.1

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(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, and Blackwater. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy.

(a) Rainy River CGU:

Key estimates and judgements include production levels, operating costs, project costs and other capital expenditures reflected in the Company’s LOM plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, and silver prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. The current LOM plan is 15 years. LOM plans use proven and probable mineral reserves only and do not utilize mineral resource estimates for a CGU. When options exist for the future extraction and processing of these resources, an estimate of the value of the unmined mineral resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential is included in the determination of fair value.

In-situ ounces and exploration potential

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies. Estimated exploration potential value has been determined by the Company based on observable market data.

Land Holdings

Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk-free rates and inflation. For the December 31, 2016 impairment analysis, a real discount rate of 5.50% was used (2015 - real discount rates of between 5.80% and 6.75% were used with an average rate of 6.28%).

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Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For impairment analysis, the following commodity prices and exchange rate assumptions were used:

As at December 31, 2016			As at December 31, 2015
(in U.S. dollars, except where noted)	2017 - 2021 Average	Long term	2016 - 2020 Average	Long term
Commodity prices
Gold ($/ounce)	1,325	1,300	1,206	1,200
Silver ($/ounce)	19.66	20.00	16.96	18.00
Copper ($/pound)	-	-	2.66	2.88
Exchange rates
CAD:USD	1.31	1.30	1.28	1.25
AUD:USD	-	-	1.32	1.20

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(b) Rio Figueroa NSR:

Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, probability of the project being developed and economic factors beyond management’s control, such as copper prices and discount rates.

(ii) Impact of impairment tests

The Company calculated the recoverable amount of the Rainy River CGU and the Rio Figueroa NSR asset using the fair value less cost of disposal method as noted above. The fair value of the Rio Figueroa NSR has been significantly impacted by the decreasing probability of the property being developed and reaching commercial production. For the year ended December 31, 2016 the company determined the recoverable amount of the asset to be $1.1 million. The Company recorded impairment charges of $6.4 million, within income from operations related to CGU level impairments, as noted above. The recoverable amount of the Rainy River CGU exceeded its carrying value and accordingly no impairment charges were recorded for this CGU.

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For the year ended December 31, 2015 the Company recorded pre-tax impairment charges of $20.1 million, $14.1 million net of tax, within income from operations related to CGU level impairments. The fair value of the Peak Mines CGU was significantly impacted by the decreased production profile, as shown in the table below. The recoverable amount of the Rainy River CGU exceeded its carrying value and accordingly no impairment charges were recorded for this CGU.

As at December 31, 2015
(in millions of U.S. dollars)	Peak Mines
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	20.8
0.5% change in discount rate	0.3
5% change in exchange rate	18.2
5% change in operating costs	16.0
5% change in in-situ ounces	5.7

Management has reviewed the impact of a 5% change in the key estimations and judgements and has determined that there would be no material impact on the recoverable amount of the Rio Figueroa NSR asset.

11. Long-term debt

Long-term debt consists of the following:

		As at December 31
(in millions of U.S. dollars)	2016	2015
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	296.1	295.1
Senior unsecured notes - due November 15, 2022 (b)	493.4	492.5
Revolving Credit Facility (c)	100.0	-
Total long-term debt	889.5	787.6

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at December 31, 2016 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

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The 2020 Unsecured Notes are redeemable by the Company in whole or in part. The applicable redemption prices are set out below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
January 1, 2017 – April 14, 2017	103.50%
April 15, 2017 – April 14, 2018	101.75%
April 15, 2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at December 31, 2016 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid had the bonds remained outstanding until 2022), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) Revolving credit facility

On October 3, 2016, the Company amended its revolving credit facility (the “Credit Facility”) to increase the capacity from $300.0 million to $400.0 million. The Credit Facility expires on August 14, 2019. The Credit Facility previously provided the Company with the option to draw an additional $50.0 million above and beyond the base facility, subject to lender participation, which is not part of the current amended Credit Facility.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes,

39

depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter. In February 2016 and October 2016, the Company amended the Credit Facility to increase the maximum leverage ratio from 3.5 : 1.0. Specifically, during the quarter ending December 31, 2016 and the subsequent two quarters, the maximum leverage ratio will be 4.5 : 1.0. For the following two quarters, ending September 30, 2017 and December 31, 2017, the maximum leverage ratio will be 4.0 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants are as follows:

		Twelve months ended December 31
Applicable financial covenant		2016
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.6 : 1

		Twelve months ended December 31
Applicable financial covenant		2015
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.1 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	2.0 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at December 31, 2016. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at December 31, 2016 (December 31, 2015 – 0.62%). As at December 31, 2016, the Company has drawn $100 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $122.1 million as at December 31, 2016 (at December 31, 2015 - $115.9 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

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12. Gold stream obligation

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $100.0 million during 2015 and $75.0 million during the fourth quarter of 2016 in consideration.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash outflows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to December 31, 2017.

The following is a summary of the changes in the Company’s gold streaming obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2014	-
Recognition of gold stream obligation	175.0
Fair value adjustments related to changes in the Company’s own credit risk(1)	(21.2)
Other fair value adjustments(2)	(6.2)
Balance, December 31, 2015	147.6
Payments during the period	-
Fair value adjustments related to changes in the Company’s own credit risk(1)	67.8
Other fair value adjustments(2)	31.1
Balance as at December 31, 2016	246.5
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include loan accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

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13. Derivative instruments

	As at December 31
(in millions of U.S. dollars)	2016	2015
DERIVATIVE ASSETS
Gold option contracts	17.6	-
Diesel swap contracts	0.1	-
Unsettled provisionally priced concentrate derivatives, and swap contracts	(4.5)	3.5
Copper forward contracts	0.3	-
Total derivative assets(1)	13.5	3.5
DERIVATIVE LIABILITIES
Diesel swap contracts	-	3.6
Share purchase warrants	1.3	1.5
		5.1
Less: current portion of diesel swap contracts and share purchase warrants	(1.3)	(3.0)
Total derivative liabilities	-	2.1

1.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a) Hedging instruments

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Effective portion of change in fair value of hedging instruments
Foreign exchange gain (loss) on cash and cash equivalents designated as hedging instruments (i)	4.9	(12.3)
Reclassification of realized foreign exchange loss on cash and cash equivalents designated as hedging instrument (i)	3.2	4.2
Unrealized gain (loss) on diesel swap contracts (ii)	1.2	(4.5)
Reclassification of realized loss on settlement of diesel swap contracts (ii)	2.5	0.9
Deferred income tax related to derivative contracts	(1.5)	1.5
Total hedging gains (losses) in other comprehensive income	10.3	(10.2)

(i) Cash and cash equivalents designated as hedging instruments

In 2015 the Company converted $250.0 million into Canadian dollars and designated this cash to fund the construction of the Rainy River project for the 15-month period beginning April 2015 and ending June 2016. The Company elected to apply hedge accounting to the foreign exchange gains and losses from the date of conversion to the date when costs are incurred by the Rainy River project. Foreign exchange gains and losses were reclassified from other comprehensive income to mining interests as project costs were incurred.

As at December 31, 2016 the forecasted project costs have been incurred and there are no cash and cash equivalents remaining designated as hedging instruments. For the year ended December 31, 2016, the Company capitalized a loss of $3.2 million (2015 – loss of $4.2 million) to mineral interests that was reclassified from other comprehensive income.

To determine effectiveness of the hedging relationship, the Company assesses the critical terms between the hedged item and the hedging instrument on a qualitative basis. If disconnect is noted, a quantitative assessment is performed to determine the impact of the potential ineffectiveness.

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(ii) Diesel swap contracts

In 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. During March 2015, the Company entered into swap contracts which hedged the diesel price exposure of approximately 51% of the monthly consumption for the next 12 months beginning in January 2016 and ending in December 2016, at approximately $2.25 per gallon fully loaded price. During August 2015, the Company entered into additional diesel swap contracts which will hedge the diesel price exposure of an additional 19% for the period January to December 2016 and 53% for the period January 2017 to June 2017, at approximately $2.00 per gallon fully loaded price. As at December 31, 2016, the Company is contractually obligated to settle 2.0 million gallons of diesel associated with these swaps. The Company has entered into pay fixed/receive floating Gulf Coast ultra-low-sulfur-diesel swaps settled at the monthly average price. Gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

To determine effectiveness of the hedging relationship, the Company assesses the critical terms between the hedged item and the hedging instrument on a qualitative basis. If a disconnect is noted, a quantitative assessment is performed to determine the impact of the potential ineffectiveness.

The Company realized a loss of $2.5 million on settlement of 5.5 million gallons for the year ended December 31, 2016 (2015 – loss of $0.9 million on 3.3 million gallons). As at December 31, 2016, the hedge was fully effective and no ineffective portion was realized.

(b) Share purchase warrants

The following table summarizes information about the Company’s outstanding share purchase warrants (“Warrants”).

Warrant Series	Number of Warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
Outstanding Warrants
At December 31, 2016
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding Warrants	27,900	27,900
At December 31, 2015
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Bayfield warrants Series A	91	91	5.35	May 6, 2016
Bayfield warrants Series B	90	90	7.34	May 12, 2016
Bayfield warrants Series C	34	34	5.35	May 22, 2016
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding Warrants	28,115	28,115

The Warrants are recorded at fair value through profit or loss as the Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net loss. The Warrants are included within trade and other payables on the Consolidated Statements of Financial Position.

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(c) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at December 31, 2016. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Year ended December 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (loss) on the provisional pricing of concentrate sales
Realized	1.5	6.5	8.0
Unrealized	(1.5)	6.0	4.5
Total gains	-	12.5	12.5

	Year ended December 31, 2015
(in millions of U.S. dollars)	Gold	Copper	Total
loss on the provisional pricing of concentrate sales
Realized	(2.7)	(18.7)	(21.4)
Unrealized	(0.2)	(1.5)	(1.7)
Total loss	(2.9)	(20.2)	(23.1)

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Year ended December 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) Gain on swap contracts
Realized	(2.6)	(4.0)	(6.6)
Unrealized	1.4	(10.4)	(9.0)
Total loss	(1.2)	(14.4)	(15.6)

	Year ended December 31, 2015
(in millions of U.S. dollars)	Gold	Copper	Total
Gains on swap contracts
Realized	2.1	14.3	16.4
Unrealized	0.9	4.3	5.2
Total gains	3.0	18.6	21.6

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The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

		As at December 31
	2016	2015
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	4.0	5.3
Copper pounds (millions)	3.0	1.3

(d)  Gold option contracts

In March 2016, the Company entered into gold price option contracts by purchasing put options at a strike price of $1,200 per ounce and selling call options at a strike price of $1,400 per ounce for 270,000 ounces of gold production between April 2016 and December 2016 (“gold option contracts”). In September 2016, the Company entered a second tranche of gold price option contracts by purchasing put options at a strike price of $1,300 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between January 2017 and June 2017. The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the condensed consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position within ‘derivative assets’. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. During the year ended December 31, 2016 the Company exercised put options for 36,000 ounces and recognized $1.5 million within revenue.

The details of the remaining contracts are as follows as at December 31, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	120,000 oz	January – June 2017	1,400	(0.1)
Gold put contracts - purchased	120,000 oz	January – June 2017	1,300	17.7
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The 2017 contracts cover 20,000 ounces of gold per month.

(e)  Copper forward contracts

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound, settling against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘derivative assets’.

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14. Share capital

At December 31, 2016, the Company had unlimited authorized common shares and 513.7 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2014	504,678	2,820.9
Exercise of options & vested performance share units	429	1.2
Issuance of shares under First Nations agreements and land purchases	582	2.1
Acquisition of Bayfield	3,780	16.8
Balance at December 31, 2015	509,469	2,841.0
Exercise of options & vested performance share units (i)	3,827	16.3
Exercise of share purchase warrants	84	0.4
Issuance of shares under First Nations agreements and land purchases	329	1.3
Balance at December 31, 2016	513,709	2,859.0

(i) Exercise of options

For the year ended December 31, 2016, the Company issued 3.6 million common shares pursuant to the exercise of stock options (2015 – 0.2 million). The Company received proceeds of $9.7 million (2015 - $0.4 million) from these exercises and transferred $6.0 million (2015 - $0.2 million) from contributed surplus.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses for the year ended December 31:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Share-based payment expenses
Stock option expense (i)	3.6	5.2
Performance share unit expense (ii)	3.5	2.2
Restricted share unit expense(1) (iii)	4.4	1.0
Deferred share unit expense (iv)	0.7	(0.2)
Total share-based payment expense	12.2	8.2
1.	For the year ended December 31, 2016, $3.9 million of restricted share unit and performance share unit expenses were recognized in operating expenses (2015 - $0.9 million).

(i) Stock options

Under the Company’s Stock Option Plan (the “Plan”), the maximum number of shares reserved for exercise of all options granted by the Company under the Plan and for all other security-based compensation arrangements, other than the performance share units, must not exceed 3.5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of certain options granted under the Plan is the five-day volume weighted average share price preceding the grant date. Other options have the exercise price equal to the share price on the date of issuance. Options granted under the Plan expire no later than the fifth or seventh anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. Options granted under

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the Plan are settled for equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

The following table presents changes in the Plan:

	Number of options	Weighted average exercise price
	(000s)	C$
Changes to the plan
Balance at December 31, 2014	13,930	6.35
Granted	3,688	3.33
Exercised	(247)	2.14
Forfeited	(155)	8.98
Expired	(218)	4.74
Balance at December 31, 2015	16,998	5.76
Granted	2,676	4.42
Exercised	(3,626)	3.49
Forfeited	(1,014)	8.16
Expired	(179)	10.74
Balance at December 31, 2016	14,855	5.84

The weighted average fair value of the stock options granted during the year ended December 31, 2016 was C$1.67 (2015 – C$1.21). Options were priced using a Black-Scholes option-pricing model. Expected volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model:

	Year ended December 31
	2016	2015
Grant price	C$4.44	C$3.33
Expected dividend yield	-	-
Expected volatility	49.8%	45.9%
Risk-free interest rate	0.95%	1.37%
Expected life of options	3.7 years	3.7 years
Fair value	C$1.67	C$1.21

At December 31, 2016 the Company had 8.7 million stock options that were exercisable with a weighted average exercise price of C$6.99 (2015 – 9.8 million with a weighted average exercise price of C$6.60). For the year ended December 31, 2016, the weighted average share price on the date of exercise was C$5.47 (2015 – C$3.67). The options vest one third per year over a three-year period beginning on the first anniversary of the grant date.

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The following table summarizes information about the stock options outstanding as at December 31, 2016:

	Options outstanding			Options exercisable
	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price
Exercise price C$	(years)	(000s)	C$	(years)	(000s)	C$
3.00 - 3.99	3.7	3,430.0	3.34	3.5	1,226.0	3.33
4.00 - 4.99	3.5	5,247.0	4.50	2.0	2,157.0	4.69
5.00 - 5.99	3.3	648.0	5.64	2.1	212.0	5.57
6.00 - 6.99	1.9	1,521.0	6.32	1.8	1,078.0	6.32
7.00 - 7.99	1.1	1,504.0	7.65	1.1	1,504.0	7.65
8.00 - 8.99	0.6	273.0	8.70	0.6	273.0	8.70
9.00 - 9.99	1.0	1,026.0	10.04	1.0	1,026.0	10.04
11.00 - 11.99	0.2	1,206.0	11.87	0.2	1,206.0	11.87
Total options	2.6	14,855.0	5.84	1.6	8,682.0	6.99

(ii) Performance share units

Performance share units (“PSUs”) are issued under the Company’s Long Term Incentive Plan (“LTIP”). PSUs vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, at the time PSUs are granted, the Board makes the payment of such PSU subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date.

For all PSUs granted to date, the number of shares to be issued or the amount of cash to be paid on the Entitlement Date of PSUs will vary based on “Achieved Performance”.  The Achieved Performance is a percentage from 50% to 150% that is multiplied by the number of PSUs granted to determine the number of shares to be issued and/or the amount of cash to be paid on the Entitlement Date.  Achieved Performance is calculated based on the difference (the “TSR Difference”) between New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e. New Gold’s TSR minus Index TSR) for each of four Measurement Periods (described below).  The Measurement Periods are as follows: (i) the first calendar year after the year of service to which the award relates; (ii) the second calendar year after the year of service to which the award relates; (iii) the period beginning at the start of the third calendar year after the year of service to which the award relates, but ending on a date before the relevant Entitlement Date (in order to allow sufficient time to calculate the Achieved Performance and, consequently, the number shares to be issued and/or cash to be paid on the Entitlement Date); and (iv) the period beginning on the first day of the first Measurement Period and ending on the last day of the third Measurement Period. The four Measurement Periods are equally weighted in determining the Achieved Performance for a particular PSU grant.

If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%.  Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%.  For the PSUs, the minimum Achieved Performance for any Measurement Period is 50% and the maximum is 150%.  To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 20% (i.e., New Gold’s TSR minus the Index TSR ≥ 20%).  For example, if the TSR of the Index for a Measurement Period were 5%, New Gold’s TSR for that period would have to be 25% or higher to attain Achieved Performance of 150% for that Measurement Period.  If New Gold’s TSR were the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%.  Finally, if the TSR Difference is negative 20% (or less), the Achieved

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Performance for the Measurement Period would be 50% (i.e., New Gold’s TSR minus the Index TSR ≤ -20%). Regardless of New Gold’s TSR relative to the Index, the minimum Achieved Performance for any Measurement Period is 50%.

On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of common shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof.

The table below presents changes to the number of PSUs outstanding under the LTIP. The LTIP includes PSUs and restricted share units (“RSUs”).

(iii) Restricted share units

RSUs are granted under the LTIP. Each RSU allows the recipient, subject to certain plan restrictions, to receive cash on the vesting date equal to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the vesting date. RSUs vest in three equal annual instalments commencing no later than 12 months from the end of the year for which the performance is being rewarded. As the Company is required to settle RSUs in cash, it will record an accrued liability and record a corresponding compensation expense. The RSU is a financial instrument that will be fair valued at each reporting date based on the five-day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period. It is expected that the liability will be included in the determination of net earnings over the next 1.7 years (2015 – 1.7 years). The table below presents changes to the number of RSUs outstanding under the LTIP.

(iv) Deferred share units

In 2010, the Company established a deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company for any reason. On termination, the Company is required to redeem each DSU held by the director for payment in cash, being the product of: (i) the number of DSUs held by the director on ceasing to be a director and (ii) the greater of either (a) the weighted average trading price or (b) the average of daily high and low board lot trading prices of the Company’s common shares on the TSX for the five consecutive trading days immediately prior to the date of termination.

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As the Company is currently required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. DSUs are financial instruments that will be fair valued at each reporting date based on the Company’s share price. The table below presents the changes to the DSU plan.

(in thousands of units)	PSU ( # of units)	RSU ( # of units)	DSU ( # of units)
Changes to the LTIP and DSU plan
Balance at December 31, 2014	1,989	2,224	235
Granted	2,271	2,344	140
Settled/Exercised	(478)	(848)	-
Forfeited	(7)	(269)	-
Balance at December 31, 2015	3,775	3,451	375
Granted	1,689	1,577	98
Settled/Exercised	(542)	(1,315)	(50)
Forfeited	(394)	(369)	-
Balance at December 31, 2016	4,528	3,345	423

(c) Earnings (loss) per share

The following table sets out the calculation of diluted loss per share:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015
Calculation of diluted INCOME (loss) per share
Net earnings (loss)	2.7	(201.4)
Basic weighted average number of shares outstanding (in millions)	511.8	509.0
Dilution of securities:
Stock options	2.0	-
Diluted weighted average number of shares outstanding (in millions)	513.8	509.0
Net earnings (loss) per share:
Basic ($/share)	0.01	(0.40)
Diluted ($/share)	0.01	(0.40)

The following table lists the equity securities excluded from the calculation of diluted earnings per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$5.26 for the year ended December 31, 2016 (2015 – C$3.80), or the inclusion of such equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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	Year ended December 31
(in millions of units)	2016	2015
Equity securities excluded from the calculation of diluted earnings per share
Stock options	6.2	17.0
Warrants	27.9	28.1

15. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Current income and mining tax expense (recovery)
Canada	3.5	3.3
Foreign	15.1	29.7
Adjustment in respect of prior year	(4.6)	(0.4)
	14.0	32.6
Deferred income and mining tax expense (recovery)
Canada	1.4	-
Foreign	(22.0)	(135.5)
Adjustment in respect of prior year	5.9	(4.0)
	(14.7)	(139.5)
Total income tax recovery	(0.7)	(106.9)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Income (loss) before taxes	2.0	(308.3)
Canadian federal and provincial income tax rates	25.8%	25.9%
Income tax expense (recovery) based on above rates	0.5	(79.8)
Increase (decrease) due to
Permanent differences	(4.2)	2.9
Different statutory tax rates on earnings of foreign subsidiaries	0.2	(13.0)
Foreign exchange on non-monetary assets and liabilities	(13.8)	(24.2)
Other foreign exchange differences	11.5	46.0
Prior years adjustments relating to tax provision and tax returns	1.3	(4.4)
Canadian mining tax	1.8	5.2
Mexican special duty tax	0.6	(3.5)
Withholding tax	0.3	0.6
Disposal of El Morro	-	(34.1)
Change in unrecognized deferred tax assets	1.2	(2.1)
Other	(0.1)	(0.5)
Income tax recovery	(0.7)	(106.9)

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The Company’s statutory tax rate has reduced from 25.9% in 2015 to 25.8% in 2016. The enacted rates have not changed; however, the mix of the Company’s business between Ontario and British Columbia has changed which created a 0.1% reduction in the Company’s expected tax rate

The following tables provides analysis of the deferred tax assets and liabilities as at December 31, 2016:

			As at December 31, 2016
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Total
Deferred tax assets
Unused non-capital losses	-	14.9	-	-	14.9
Property, plant and equipment	92.4	-	6.6	-	99.0
Investment tax credits / government assistance	48.1	-	-	-	48.1
Alternative minimum tax credits	-	15.8	-	-	15.8
Decommissioning obligations	9.4	5.5	4.1	-	19.0
Derivative Instruments/Hedging	19.8	(0.1)	-	-	19.7
Accrued liabilities and provisions	2.3	0.5	3.3	0.4	6.5
Other	1.3	0.1	-	0.5	1.9
	173.3	36.7	14.0	0.9	224.9
Deferred tax liabilities
Mining interests	(281.8)	(51.1)	(24.8)	-	(357.7)
Property, plant and equipment	-	(45.2)	-	(5.4)	(50.6)
British Columbia Mining Tax	(35.1)	-	-	-	(35.1)
Ontario Mining Tax	(4.2)	-	-	-	(4.2)
Mexican Mining Royalty	-	-	-	(0.4)	(0.4)
Other	-	(16.5)	(1.3)	5.3	(12.5)
	(321.1)	(112.8)	(26.1)	(0.5)	(460.5)
Deferred income tax liabilities, net	(147.8)	(76.1)	(12.1)	0.4	(235.6)

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			As at December 31, 2015
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Total
Deferred tax assets
Unused non-capital losses	20.7	19.3	0.6	-	40.6
Property, plant and equipment	40.1	(33.5)	4.1	(2.7)	8.0
Investment tax credits / government assistance	51.7	-	-	-	51.7
Alternative minimum tax credits	-	11.7	-	-	11.7
Decommissioning obligations	6.1	5.4	4.3	-	15.8
Accrued liabilities and provisions	0.6	0.3	2.9	0.7	4.5
Other	5.3	0.1	-	1.2	6.6
	124.5	3.3	11.9	(0.8)	138.9
Deferred tax liabilities
Mining interests	(251.0)	(66.5)	(38.8)	-	(356.3)
British Columbia Mining Tax	(35.9)	-	-	-	(35.9)
Ontario Mining Tax	(1.4)	-	-	-	(1.4)
Derivative instruments	(6.8)	1.5	-	-	(5.3)
Mexican Mining Royalty	-	-	-	(0.6)	(0.6)
Other	(2.3)	(13.3)	(1.5)	2.2	(14.9)
	(297.4)	(78.3)	(40.3)	1.6	(414.4)
Deferred income tax liabilities, net	(172.9)	(75.0)	(28.4)	0.8	(275.5)

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Movement in the net deferred tax liabilities
Balance at the beginning of the year	(275.5)	(326.6)
Recognized in net loss	14.7	139.5
Recognized in other comprehensive income	20.3	(5.4)
Recognized as reduction in mineral properties	(6.9)	16.4
Recognized as foreign exchange	12.0	(98.5)
Other	(0.2)	(0.9)
Total movement in the net deferred tax liabilities	(235.6)	(275.5)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

•	Canadian income tax losses of $12.2 million expiring between 2017 to 2036;
•	Canadian capital loss carry-forwards of $3.6 million with no expiry date;
•	United States loss carry-forwards of $6.8 million expiring between 2021 to 2028; and
•	Other loss carry-forwards of $9.2 million with varying expiry dates.

In addition to the above, the Company did not recognize net deductible temporary differences and tax credits in the amount of $240.9 million (2015 - $213.7 million) on other temporary differences.

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The Company has $114.6 million (2015 - $108.7 million) of temporary differences associated with investment in Subsidiaries on which deferred tax liabilities have not been recognized.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers, but are not limited to, are:

•	Historic and expected future taxable income;
•	Any tax planning that can be implemented to realize the tax assets; and
•	The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper reserves. In addition, the quantities of proven and probable gold and copper reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

16. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Rainy River	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2014	8.3	11.1	16.4	19.4	-	10.0	65.2
Reclamation expenditures	-	(0.1)	(0.3)	(0.1)	-	-	(0.5)
Unwinding of discount	0.1	0.2	0.4	0.3	-	0.2	1.2
Revisions to expected cash flows	0.4	2.0	(0.5)	0.6	9.5	(0.3)	11.7
Foreign exchange movement	(1.4)	-	(1.8)	(2.4)	(1.6)	(1.6)	(8.8)
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Less: current portion of closure costs (note 7)	-	(0.1)	(0.3)	(0.9)	-	-	(1.3)
Non-current portion of closure costs	7.4	13.1	13.9	16.9	7.9	8.3	67.5
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Reclamation expenditures	-	-	-	(2.5)	-	-	(2.5)
Unwinding of discount	0.1	0.2	0.3	0.7	0.2	0.2	1.7
Revisions to expected cash flows	(0.1)	0.2	(0.7)	4.2	11.8	0.1	15.5
Foreign exchange movement	0.2	-	(0.1)	(2.1)	0.1	0.3	(1.6)
Balance – December 31, 2016	7.6	13.6	13.7	18.1	20.0	8.9	81.9
Less: current portion of closure costs (note 7)	-	-	(0.1)	(0.8)	-	-	(0.9)
Non-current portion of closure costs	7.6	13.6	13.6	17.3	20.0	8.9	81.0

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor

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that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

For the year ended December 31, 2016, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $15.5 million (2015 – $11.7 million), which primarily related to the Rainy River project and Cerro San Pedro. During 2016 the Company has continued to advance its Rainy River project. Key drivers of the liability increase include additional obligations related to the processing plant and related buildings, roads and laydown areas, site ponds and sumps and the rock stockpile all due to continued project advancement. At Cerro San Pedro Mine the key drivers of the liability increase include updates to costs related to the pit, waste rock dumps, and the leach pad.

The remainder of the change in the obligation relates to reclamation expenditure incurred at the Cerro San Pedro mine and the change in discount rates and inflation rates at all sites.

The majority of the expenditures are expected to occur between 2025 and 2030. The discount rates used in estimating the site reclamation and closure cost obligations were between 1.4% and 6.0% for the year ended December 31, 2016 (2015 – 1.0% and 3.9%), and the inflation rate used was between 1.0% and 3.3% for the year ended December 31, 2016 (2015 – 1.5% and 4.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2016, letters of credit totalling $113.0 million (2015 - $107.2 million) and surety bonds totaling $18.6 million (2015 - $14.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose with the increase in 2016 related to the Rainy River project. The letters of credit are secured by the revolving Credit Facility (Note 11 (c)), and the annual fees are 1.50% of the value of the outstanding letters of credit.

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17. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Change in non-cash operating working capital
Trade and other receivables	(13.4)	6.5
Inventories	(8.5)	(10.5)
Prepaid expenses and other	1.7	2.8
Trade and other payables	0.6	(12.6)
Total change in non-cash operating working capital	(19.6)	(13.8)

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
other Non-cash adjustments
Unrealized loss (gain) on share purchase warrants	(0.2)	(14.2)
Unrealized losses (gains) on concentrate contracts	4.5	(2.6)
Equity settled share-based payment expense	5.4	7.3
Loss on disposal of assets	-	4.8
(Gain) on revaluation of gold price option contracts	(14.5)	-
Company’s share of net loss in El Morro	-	0.8
Other	(1.9)	(1.4)
Total other non-cash adjustments	(6.7)	(5.3)

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18. Segmented information

(a) Segment revenue and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2016
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenue	110.4	141.7	129.2	79.7	-	-	461.0
Copper revenue	172.4	-	28.9	-	-	-	201.3
Silver and other revenue	4.4	-	2.9	14.2	-	-	21.5
Total revenue(2)	287.2	141.7	161.0	93.9	-	-	683.8
Operating expenses	104.8	71.5	90.3	99.2	-	-	365.8
Depreciation and depletion	137.3	38.9	70.3	8.9	-	-	255.4
Revenue less cost of goods sold	45.1	31.3	0.4	(14.2)	-	-	62.6
Corporate administration	-	-	-	-	22.9	-	22.9
Share-based payment expenses	-	-	-	-	8.3	-	8.3
Asset Impairment	-	-	-	-	-	6.4	6.4
Exploration and business development	2.1	1.9	6.0	-	0.4	(0.3)	10.1
Income (loss) from operations	43.0	29.4	(5.6)	(14.2)	(31.6)	(6.1)	14.9
Finance income	-	-	-	0.7	0.7	-	1.4
Finance costs	(0.7)	(0.4)	(0.6)	(0.9)	(7.7)	(0.2)	(10.5)
Other gains (losses)	5.3	5.5	3.9	(6.7)	(21.8)	10.0	(3.8)
Income (loss) before taxes	47.6	34.5	(2.3)	(21.1)	(60.4)	3.7	2.0
Income tax (expense) recovery	16.6	(0.1)	3.9	5.5	(2.7)	(22.5)	0.7
Net earnings (loss)	64.2	34.4	1.6	(15.6)	(63.1)	(18.8)	2.7
1.	Other includes balances relating to the development and exploration properties that have no revenue or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.
3.	Other gains (losses) includes foreign exchange revaluation.

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Year ended December 31, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenue	105.5	152.9	99.3	122.6	-	-	480.3
Copper revenue	176.0	-	28.8	-	-	-	204.8
Silver revenue	3.1	-	1.9	22.8	-	-	27.8
Total revenue(2)	284.6	152.9	130.0	145.4	-	-	712.9
Operating expenses	97.7	98.1	98.6	125.2	-	-	419.6
Depreciation and depletion	142.2	42.7	46.8	9.0	-	-	240.7
Earnings (loss) from mine operations	44.7	12.1	(15.4)	11.2	-	-	52.6
Corporate administration	-	-	-	-	20.4	-	20.4
Provision for office consolidation	-	-	-	-	3.0	-	3.0
Share-based payment expenses	-	-	-	-	7.3	-	7.3
Asset impairment	-	-	20.1	-	-	-	20.1
Exploration and business development	-	0.6	3.4	-	0.4	2.1	6.5
Income (loss) from operations	44.7	11.5	(38.9)	11.2	(31.1)	(2.1)	(4.7)
Finance income	-	-	0.1	-	1.3	-	1.4
Finance costs	(1.0)	(0.2)	(0.6)	(0.3)	(32.6)	(3.8)	(38.5)
Other gains (losses)(3)	(46.3)	(0.3)	(6.5)	(8.7)	2.1	(206.8)	(266.5)
Earnings (loss) before taxes	(2.6)	11.0	(45.9)	2.2	(60.3)	(212.7)	(308.3)
Income tax recovery (expense)	1.7	4.1	12.8	9.9	(1.7)	80.1	106.9
Net earnings (loss)	(0.9)	15.1	(33.1)	12.1	(62.0)	(132.6)	(201.4)
1.	Other includes balances relating to the development and exploration properties that have no revenue or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.
3.	Other gains (losses) includes foreign exchange revaluation losses and impairment loss on disposal of El Morro.

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditure(1)
(in millions of U.S. dollars)	2016	2015	2016	2015	2016	2015
Segmented assets and liabilities
New Afton	976.5	1,075.1	133.7	167.0	40.9	62.1
Mesquite	513.3	469.0	139.9	104.3	35.6	53.2
Peak Mines	171.0	245.0	64.4	74.5	11.1	20.2
Cerro San Pedro	60.5	105.9	29.8	35.5	1.0	1.3
Rainy River	1,505.1	956.1	545.6	320.4	466.4	245.5
Blackwater	547.9	537.3	55.6	53.5	10.0	7.1
Other(2)	173.9	287.1	896.0	820.7	2.0	0.1
Total assets and liabilities	3,948.0	3,675.5	1,865.1	1,575.9	567.0	389.5

1.	Capital expenditure per consolidated statement of cash flows.
2.	Other includes corporate balances and exploration properties.

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(c) Geographical information

The Company operates in four principal geographical areas - Canada (country of domicile), the United States, Australia, Mexico, and holds a stream asset on a property in Chile. The Company's revenue by location of operations and information about the Company’s non-current assets by location of assets are detailed below for the years ended December 31.

Revenue(1)			Non-current assets(2)
(in millions of U.S. dollars)	2016	2015	2016	2015
Revenue and non-current assets by location
Canada	287.2	284.6	2,777.8	2,291.5
United States	141.7	152.9	359.2	359.9
Australia	161.0	130.0	121.2	182.5
Mexico	93.9	145.4	17.8	40.4
Other	-	-	34.0	44.3
Total	683.8	712.9	3,310.0	2,918.6
1.	Presented based on the location in which the sale originated.
2.	Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.

(d) Information about major customers

The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following five customers represent 76% (2015 – 83%) of the Company’s concentrate and doré sales revenue for the years ended December 31.

		Year ended December 31
(in millions of U.S. dollars)		2016	2015
Customer	Reporting segment
1	Mesquite(1)	138.7	149.8
	Cerro San Pedro(1)	34.1	77.2
2	New Afton	99.8	125.1
3	New Afton	99.3	95.7
4	Peak Mines	80.7	76.2
5	Peak Mines	68.1	68.1
Total sales to customers exceeding 10% of annual sales		520.8	592.1
1.	Mesquite and Cerro San Pedro both sell to the same customer.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide. Refer to Note 20(a) for further discussion on the Company’s exposure to credit risk.

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19. Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Capital (as defined above) is summarized as follows
Equity	2,082.9	2,099.6
Long-term debt	889.5	787.6
	2,972.4	2,887.2
Cash and cash equivalents	(185.9)	(335.5)
Total	2,786.5	2,551.7

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying capital instruments. To maintain or adjust the capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in U.S. treasury bills, bonds, notes or indebtedness of Canada or the Canadian provinces with a minimum credit rating of R-1 mid from DBRS. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

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20. Financial risk management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold price options, and copper forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2016 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Credit risk exposure
Cash and cash equivalents	185.9	335.5
Trade receivables	37.1	109.0
Gold price options	17.6	-
Copper forward contracts	0.3	-
Total financial instrument exposure to credit risk	240.9	444.5

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19.

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The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2016 Total	2015 Total
Aging trade and other receivables
New Afton	18.3	4.2	-	-	-	22.5	10.0
Mesquite	0.1	-	0.1	-	-	0.2	0.2
Peak Mines	1.3	-	-	-	-	1.3	1.8
Cerro San Pedro	3.9	0.3	-	-	1.3	5.5	11.7
Rainy River	4.8	-	-	-	0.4	5.2	84.3
Blackwater	0.3	-	-	-	-	0.3	0.2
Corporate	2.1	-	-	-	-	2.1	0.8
Total trade and other receivables	30.8	4.5	0.1	-	1.7	37.1	109.0

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract.

The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2016 Total	2015 Total
Debt commitments
Trade and other payables	169.2	-	-	-	169.2	141.1
Long-term debt	-	100.0	300.0	500.0	900.0	800.0
Interest payable on long-term debt	43.7	104.5	73.0	31.3	252.5	304.9
Gold stream obligation	1.9	68.2	43.8	163.8	277.7	235.7
Total debt commitments	214.8	272.7	416.8	695.1	1,599.4	1481.7

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing

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of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

(c) Currency Risk

The Company operates in Canada, the United States, Australia, and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

(ii) Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments; accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.

The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

	As at December 31, 2016
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	95.3	4.6	1.2
Trade and other receivables	8.0	0.5	5.5
Income tax (payable) receivable	(1.1)	(4.5)	3.1
Deferred tax asset	173.3	14.0	0.9
Trade and other payables	(118.3)	(12.0)	(16.2)
Deferred tax liability	(321.1)	(26.1)	(0.5)
Reclamation and closure cost obligations	(36.5)	(13.6)	(12.2)
Warrants	(1.3)	-	-
Employee benefits	(1.1)	(7.9)	-
Performance share units and restricted share units	(2.8)	-	-
Total exposure to currency risk	(205.6)	(45.0)	(18.2)

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	As at December 31, 2015
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	3.2	2.0	1.0
Trade and other receivables	10.6	0.7	2.1
Income tax (payable) receivable	(0.6)	0.1	5.8
Deferred tax asset	124.5	11.9	(0.8)
Trade and other payables	(81.9)	(12.9)	(21.2)
Deferred tax liability	(297.4)	(40.3)	1.6
Reclamation and closure cost obligations	(23.6)	(14.0)	(16.8)
Warrants	(1.5)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.4)	-	-
Total exposure to currency risk	(268.1)	(60.4)	(28.3)

(iii) Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Impact of 10% change in foreign exchange rates
Canadian dollar	20.5	28.0
Australian dollar	4.6	6.9
Mexican peso	1.8	1.9

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in al difference of approximately $0.2 million in interest paid for the year ended December 31, 2016.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2016. The Company has not entered into any derivative contracts to manage this risk.

(e) Metal and Input Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;

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•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2016, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,077 to $1,366 per ounce, and by copper prices in the range of $1.95 to $2.69 per pound. Metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at December 31, 2016, working capital includes unpriced gold and copper concentrate receivables totalling 3,958 ounces of gold and 3 million pounds of copper not offset by copper swap contracts. A $100 change in the gold price per ounce would have an impact of $0.4 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $0.3 million on the Company’s working capital position. The Company’s exposure to changes in gold prices has been significantly reduced during the year ended December 31, 2016 as the Company has entered into gold swap contracts to reduce exposure to changes in gold prices. Furthermore, the Company’s exposure to changes in gold prices has been significantly reduced during the current year and during the first six months of 2017 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices. The details of the remaining contracts as at December 31, 2016 can be found in Note 13.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

An increase in gold, copper and silver prices would decrease the Company’s net earnings whereas an increase in fuel or restricted share unit vested prices would increase the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

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	Year ended December 31, 2016		Year ended December 31, 2015
(in millions of U.S. dollars)	Net Earnings	Other Comprehensive Income	Net Earnings	Other Comprehensive Income
Impact of 10% change in commodity prices
Gold price	47.4	-	49.3	-
Copper price	22.1	-	22.5	-
Silver price	1.4	-	2.3	-
Fuel price	3.5	0.1	4.5	0.9
Warrants	0.1	-	0.2	-
Restricted share units	0.7	-	0.2	-

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, a restricted share unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

21. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2016 or the year ended December 31, 2015. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

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Diesel swap contracts

The fair value of the diesel swap contracts is calculated using the Gulf Coast ULSD forward prices based on the applicable settlement dates of the contracts.

Gold option contracts and copper forward contracts

The fair value of the gold option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the fifteen-year U.S Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2022 Senior Unsecured Notes, and expected gold ounces to be delivered from the Rainy River project life of mine model.

Performance share units

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period based on analyst consensus on the future share price.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at December 31, 2016		As at December 31, 2015
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		185.9		335.5
Trade and other receivables	Loans and receivables at amortized cost		41.6		105.5
Provisionally priced contracts	Financial instruments at FVTPL	2	4.5	2	(1.7)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(9.0)	2	5.2
Investments	Financial instruments at FVTPL	1	1.1	1	0.3
Gold price options	Financial instruments at FVTPL	2	17.6	2	-
Copper forward contracts	Financial instruments at FVTPL	2	0.3	2	-
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		168.3		139.8
Long-term debt	Financial liabilities at amortized cost		889.5		787.6
Warrants	Financial Instruments at FVTPL	1	1.3	1	1.5
Diesel swap contracts	Financial liability at fair value through OCI	2	0.1	2	3.6
Gold stream obligation	Financial instruments at FVTPL	3	246.5	3	147.6
Performance share units	Financial instruments at FVTPL	3	2.1	3	0.8
Restricted share units	Financial instruments at FVTPL	1	0.9	1	0.8

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at December 31, 2016			As at December 31, 2015
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	185.9	185.9	335.5	335.5
Trade and other receivables	41.6	41.6	105.5	105.5
Provisionally priced contracts	4.5	4.5	(1.7)	(1.7)
Gold and copper swap contracts	(9.0)	(9.0)	5.2	5.2
Investments	1.1	1.1	0.3	0.3
Gold price options	17.6	17.6	-	-
Copper forward contracts	0.3	0.3	-	-
FINANCIAL LIABILITIES
Trade and other payables(1)	168.3	168.3	139.8	139.8
Long-term debt	889.5	920.0	787.6	667.5
Gold stream obligation	246.5	246.5	147.6	147.6
Warrants	1.3	1.3	1.5	1.5
Diesel swap contracts	0.1	0.1	-	-
Performance share units	2.1	2.1	0.8	0.8
Restricted share units	0.9	0.9	0.8	0.8
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company has not offset financial assets with financial liabilities.

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22. Provisions

In addition to the environmental rehabilitation provision in Note 16, provisions include the cash-settled portion of the Company’s PSUs and RSUs as well as employee benefits. The following table presents changes in provisions:

(in millions of U.S. dollars)	Performance share units	Restricted share units	Employee benefits	Total
As at December 31, 2014	-	1.5	7.9	9.4
Additional provisions recognized	-	1.1	4.0	5.1
Used during the year	(0.4)	(1.6)	(3.1)	(4.7)
Reclassified as equity settled share-based payments	1.2	-	-	0.8
Foreign exchange	-	(0.2)	(0.9)	(1.1)
As at December 31, 2015	0.8	1.6	7.9	10.3
Less: current portion	-	(1.1)	-	(1.1)
Non-current portion of provisions	0.8	0.5	7.9	9.2
Additional provisions recognized	2.1	5.2	3.3	9.7
Used during the year	(0.8)	(3.8)	(2.0)	(5.9)
Foreign exchange	-	(0.1)	(0.2)	(0.3)
As at December 31, 2016	2.1	2.9	9.0	13.9
Less: current portion	-	(2.0)	-	(2.0)
Non-current portion of provisions	2.1	0.9	9.0	12.0

23. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Non-cancellable operating lease rentals
Less than 1 year	1.9	5.7
Between 1 and 5 years	0.7	0.8
More than 5 years	-	-
Total non-cancellable operating lease rentals	2.6	6.5

For the year ended December 31, 2016, an amount of $9.0 million was recognized as an expense in profit or loss in respect of operating leases (2015 - $34.0 million).

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24. Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel(1) was as follows:

	Year ended December 31
(in millions of U.S. dollars)	2016	2015
Key management personnel remuneration
Short-term benefits(2)	3.4	3.6
Post-employment benefits	-	-
Other long-term benefits	-	0.1
Share-based payments	4.0	4.4
Termination benefits	1.2	-
Total key management personnel remuneration	8.7	8.1
1.	Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.
2.	Short-term benefits include salaries, bonuses payable within twelve months of the Statement of Financial Position date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

25. Contractual commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2016, these commitments totaled $130.2 million, $103.2 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 of which were expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses, however the Company discloses its commitments based on management’s intent to fulfill the contracts.

26. Subsequent event

In February 2017 the Company announced that it had entered into an agreement with Goldcorp Inc. to sell the Company’s 4% stream on gold production from the El Morro property for $65 million cash. The El Morro property is part of the NuevaUnión joint venture between Goldcorp Inc. and Teck Resources Limited. The transaction will close February 17, 2017, and the Company is expected to recognize a gain on disposal of approximately $33 million.

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